Exhibit 99.1

BeyondSpring Provides Operational Update and Second-Quarter 2019 Financial Results

- To Submit New Drug Applications (“NDAs”) in China for Both Non-Small Cell Lung Cancer (“NSCLC”) and Chemotherapy-Induced Neutropenia (“CIN”) in Q1 2020 -

- To Submit NDAs in the United States (“U.S.”) for Both NSCLC and CIN in 2020 -

NEW YORK, September 18, 2019 – BeyondSpring Inc. (“BeyondSpring” or the “Company”) (NASDAQ:BYSI), a global biopharmaceutical company focused on developing transforming immuno-oncology cancer therapies, today announced its financial results for the three months ended June 30, 2019, and provided an update on its operations.

“During the second quarter, we continued to demonstrate Plinabulin’s favorable drug profile for the treatment of NSCLC and CIN,” said Lan Huang, Ph.D., Chairman, Chief Executive Officer and Co-Founder of BeyondSpring. “In addition to results from our CIN studies, which provided strong rationale for the use of Plinabulin alone and in combination with G-CSF for the prevention of intermediate-risk and high-risk CIN, the Data Safety Monitoring Board advised Study 103 to continue after the first interim analysis.”

“In the near term, we expect to continue to generate additional data for Plinabulin in both NSCLC and CIN indications to support NDA filings in China followed by the U.S. Our recent financing activities position us well to achieve these key milestones,” added Dr. Huang.

Select Second-Quarter 2019 and Recent Highlights

NSCLC

Study 103

In September 2019, BeyondSpring announced that a poster describing the Company’s novel design for Study 103, titled “DUBLIN-3, a Phase (Ph) III Trial Comparing the Plinabulin (P) / Docetaxel (D) Combination with D Alone in Stage IIIB / IV NSCLC,”  was presented at the International Association for the Study of Lung Cancer World Conference on Lung Cancer in Barcelona, Spain.

CIN

Study 105 (Intermediate-Risk Chemotherapy)

In August 2019, BeyondSpring announced that an abstract, titled “Quality of Life (QoL) in Advanced NSCLC Patients Treated with Docetaxel and with Either Plinabulin or Pegfilgrastim for the Prevention of Neutropenia,” was accepted for presentation at the September 8, 2019 IASLC World Conference on Lung Cancer. The abstract demonstrates that, compared to Neulasta®, Plinabulin at 20mg/m2 significantly improves QoL over four treatment cycles. Plinabulin also significantly improved fatigue, pain and insomnia.

At the International Society for Pharmacoeconomics and Outcomes Research 2019 Conference in May 2019, Dr. Douglas Blayney, global Principal Investigator for BeyondSpring’s CIN development program and Professor of Medicine at Stanford University Medical Center, presented data derived from the Phase 2 portion of Study 105 demonstrating that Plinabulin at 20mg/m2 has a similar efficacy profile in reducing docetaxel-induced neutropenia as Neulasta 6mg, while avoiding the patient-reported bone pain typically observed with Neulasta.

Study 106 (High-Risk Chemotherapy)

In June 2019, BeyondSpring announced that two abstracts were accepted for publication in the Proceedings of the 2019 ASCO Annual Meeting. The data, derived from the Phase 2 portion of Study 106, provided a strong rationale for the Plinabulin-G-CSF combination for the prevention of CIN for improved CIN control. Additionally, the Plinabulin-G-CSF combination nearly eliminated patients’ treatment-related bone pain.

BeyondSpring is currently initiating the Phase 3 portion of Study 106.

Mechanism of Action

In April 2019, BeyondSpring presented novel data relevant to predictive biomarkers for patient selection for Plinabulin at the American Association for Cancer Research Annual Meeting. At the same conference, BeyondSpring presented preclinical data demonstrating Plinabulin’s ability to reduce tumor associated M2 macrophages, which are thought to support tumor cell survival and metastasis, as well as shift the phenotypic balance to one favoring M1 macrophages, which are thought to have anti-cancer properties.

Equity Financings

On July 19, 2019, BeyondSpring closed a public offering, led by Decheng Capital, of 2,058,825 ordinary shares at a public offering price of $17.00 per share. Gross proceeds from the public offering were $35.0 million, before deducting underwriting discounts and commissions and other offering expenses. The Company intends to use the net proceeds of this offering to support continued clinical and pre-clinical development and for general corporate purposes.

In June and July 2019, BeyondSpring’s partially owned Chinese subsidiary, Dalian Wanchunbulin Pharmaceuticals Ltd. (“Wanchunbulin”) entered into definitive agreements for the sale of its equity interests (“Equity Purchase Agreements”) to certain investors led by Efung Capital. Under the Equity Purchase Agreements, Wanchunbulin expects to sell 4.76% of the equity of Wanchunbulin for aggregate cash consideration of RMB 100 million, or approximately $14.5 million, before deducting offering expenses, to finance clinical and pre-clinical development and for general corporate purposes. To date, the Company has received RMB 70 million, or approximately $10.1 million, from this equity financing.

In May 2019, BeyondSpring entered into an Open Market Sale AgreementSM with Jefferies LLC to sell ordinary shares of the Company, with aggregate gross proceeds of up to $30.0 million, from time to time, through an at-the-market (“ATM”) facility. In July 2019, this facility was suspended in anticipation of the public offering completed on July 19, 2019. As at the ATM’s suspension date, the Company had received aggregate gross proceeds of $13.0 million on 620,753 ordinary shares already sold through this facility.

Financial Results for the Three Months Ended June 30, 2019

Research and development (“R&D”) expenses were $5.2 million for the quarter ended June 30, 2019, compared to $11.0 million for the quarter ended June 30, 2018. The $5.8 million decrease in R&D expenses was largely attributable to a $3.9 million decrease in expense incurred by clinical research organizations and other service fee related to clinical trials, a $1.1 million decrease in manufacturing expenses and a $0.8 million decrease in non-cash share-based compensation.

General and administrative (“G&A”) expenses were $2.1 million for the quarter ended June 30, 2019, compared to $1.4 million for the quarter ended June 30, 2018. The $0.7 million increase in G&A expenses was mainly due to non-cash share-based compensation.

Net loss attributable to the Company was $7.4 million for the quarter ended June 30, 2019, compared to $12.2 million for the quarter ended June 30, 2018.

As of June 30, 2019, the Company had a cash balance of $0.7 million.  With the net proceeds received from the recent equity financing activities described above, the Company believes it has sufficient cash to support its clinical trials and submit NDAs in China for Plinabulin for the treatment of CIN and NSCLC, and to advance its immuno-oncology pipeline and its ubiquitination protein degradation research platform.

Anticipated Milestones

The following outlines the Company’s key anticipated upcoming milestones and projected timelines.

•	Second interim analysis for Study 103 Phase 3 for NSCLC – Q4 2019 / Q1 2020

•	Final data readout for Study 105 Phase 3 for CIN – Q1 2020

•	Top line data readout for Study 106 Phase 3 for CIN – Q1 2020

•	Submit NDAs to China’s National Medical Products Administration for Plinabulin for NSCLC and CIN – Q1 2020

•	Submit NDAs to the FDA for Plinabulin for NSCLC and CIN – 2020

Conference Call and Webcast Information

BeyondSpring’s management will host a conference call and webcast today at 8:00 a.m. Eastern Time to discuss the financial results and provide a corporate update. The dial-in numbers for the conference call are 1-877-451-6152 (U.S.) or 1-201-389-0879 (international). Please reference conference ID 13694411. A live webcast will be available on BeyondSpring’s website at www.beyondspringpharma.com under “Events & Presentations” in the Investors section. An archived replay of the webcast will be available for 30 days.

About BeyondSpring

BeyondSpring is a global biopharmaceutical company focused on developing transforming immuno-oncology cancer therapies. BeyondSpring’s lead asset, Plinabulin, is in two Phase 3 global clinical programs, one as a direct anticancer agent in the treatment of NSCLC and the other in the prevention of CIN. BeyondSpring has strong R&D capabilities with a robust pipeline in addition to Plinabulin, including three immuno-oncology assets and a drug discovery platform using the ubiquitination degradation pathway. The Company also has a seasoned management team with many years of experience bringing drugs to the global market.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements that are not historical facts. Words such as “will,” “expect,” “anticipate,” “plan,” “believe,” “design,” “may,” “future,” “estimate,” “predict,” “potential,” “suggest,” “objective,” “goal,” or variations thereof and variations of such words and similar expressions are intended to identify such forward-looking statements. Specifically, these forward-looking statements include, but are not limited to, statements relating to the Company’s ability to establish its lead asset, Plinabulin, as a potentially superior new therapy for the treatment of chemotherapy-induced neutropenia and ability to advance its Phase 3 non-small cell lung cancer trial and earlier-stage programs, the potential for development and marketing of its product candidates, ability to advance its pipeline of immuno-oncology therapies and research activities, the potential effectiveness of Plinabulin, the potential for Plinabulin to address limitations in the current standard of care, the timing of clinical trials, receipt of clinical data or regulatory filings of the Company’s product candidates, and the Company’s ability to continue as a going concern. Forward-looking statements are based on BeyondSpring’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the anticipated amount needed to finance the Company’s future operations, unexpected results of clinical trials, delays or denial in regulatory approval process, its expectations regarding the potential safety, efficacy or clinical utility of its product candidates, or additional competition in the market, and other risk factors referred to in BeyondSpring’s current Form 20-F on file with the U.S. Securities and Exchange Commission. The forward-looking statements made herein speak only as of the date of this release and BeyondSpring undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Neulasta® is a registered trademark of Amgen, Inc.

Contact:

Investor Relations:
Stephen Kilmer
646.274.3580
stephen.kilmer@beyondspringpharma.com

Media Relations:

Caitlin Kasunich / Amy Singh
KCSA Strategic Communications
212.896.1241 / 212.896.1207
ckasunich@kcsa.com / asingh@kcsa.com

BEYONDSPRING INC.

AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2018 AND

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2019

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

	Note	December 31, 2018	June 30, 2019
		$	$
			(Unaudited)
Assets

Current assets:
Cash		3,889	674
Advances to suppliers		1,209	1,123
Due from related parties	5	481	-
Prepaid expenses and other current assets		292	167
Total current assets		5,871	1,964

Noncurrent assets:
Property and equipment, net	3	282	237
Operating lease right-of-use assets	10	-	2,855
Other noncurrent asset		910	958
Total noncurrent assets		1,192	4,050

Total assets		7,063	6,014

Liabilities and equity

Current liabilities:
Accounts payable		9,586	8,456
Accrued expenses		5,495	6,084
Due to related parties	5	-	1,375
Current portion of operating lease liabilities	10	-	535
Other current liabilities		1,364	2,469
Total current liabilities		16,445	18,919

Noncurrent liabilities:
Long-term loans	4	-	2,913
Operating lease liabilities	10	-	2,264
Total noncurrent liabilities		-	5,177
Total liabilities		16,445	24,096

Deficit:
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized; 23,184,612 and 23,594,480 shares issued and outstanding as of December 31, 2018 and June 30, 2019, respectively)	7	2	2
Additional paid-in capital	7	170,950	177,088
Accumulated deficit	7	(178,760)	(193,405)
Accumulated other comprehensive income	7	42	76

Total BeyondSpring Inc.’s shareholder’s deficit		(7,766)	(16,239)
Noncontrolling interests	7	(1,616)	(1,843)
Total deficit		(9,382)	(18,082)

Total liabilities and deficit		7,063	6,014

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.

 UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2019

 (Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

(Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2018	2019	2018	2019
		$	$	$	$

Revenue		-	-	-	-

Operating expenses
Research and development		(10,994)	(5,202)	(25,068)	(11,532)
General and administrative		(1,388)	(2,147)	(2,116)	(3,786)

Loss from operations		(12,382)	(7,349)	(27,184)	(15,318)
Foreign exchange gain (loss), net		(460)	(169)	(128)	4
Interest expense		-	(103)	-	(140)
Interest income		55	1	128	7
Other income		-	-	316	-

Loss before income tax		(12,787)	(7,620)	(26,868)	(15,447)
Income tax benefit	6	-	-	-	-

Net loss		(12,787)	(7,620)	(26,868)	(15,447)
Less: Net loss attributable to noncontrolling interests		(621)	(268)	(1,046)	(802)
Net loss attributable to BeyondSpring Inc.		(12,166)	(7,352)	(25,822)	(14,645)

Net loss per share
Basic and diluted	9	(0.54)	(0.32)	(1.16)	(0.64)
Weighted-average shares outstanding
Basic and diluted	9	22,397,442	23,094,161	22,342,822	23,061,941

Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustment gain		169	225	104	31
Comprehensive loss		(12,618)	(7,395)	(26,764)	(15,416)
Less: Comprehensive loss attributable to noncontrolling interests		(630)	(230)	(1,024)	(805)
Comprehensive loss attributable to BeyondSpring Inc.		(11,988)	(7,165)	(25,740)	(14,611)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019

(Amounts in thousands of U.S. Dollars (“$”))

(Unaudited)

		Six months ended June 30,
	Note	2018		2019
		$		$
Operating activities:
Net loss			(26,868)		(15,447)
Adjustments to reconcile net loss to net cash from operating activities:
Share-based compensation	11		5,193		1,287
Depreciation expenses			20		41
Changes in operating assets and liabilities:
Advances to suppliers			(310)		86
Government grants			(307)		-
Due from related parties	5		-		481
Prepaid expenses and other current assets			(261)		106
Operating lease right-of-use assets			-		333
Other noncurrent assets			(222)		(48)
Accounts payable			(575)		(1,130)
Accrued expenses			1,119		589
Due to related parties			-		25
Operating lease liabilities			-		(370)
Other current liabilities			171		944
Net cash used in operating activities			(22,040)		(13,103)

Investing activities:
Acquisitions of property and equipment			(13)		(4)
Net cash used in investing activities			(13)		(4)

Financing activities:
Proceeds from issuance of ordinary shares, net of underwriting discounts and commissions			14,000		5,596
Payment of offering costs			(171)		(6)
Proceeds from loans	4		-		2,986
Proceeds from related party borrowings	5		-		1,350
Net cash provided by financing activities			13,829		9,926

Effect of foreign exchange rate changes, net			156		(34)

Net decrease in cash			(8,068)		(3,215)
Cash at beginning of period			27,481		3,889

Cash at end of period			19,413		674

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

1.	Nature of the business and basis of preparation

BeyondSpring Inc. (the “Company”) was incorporated in the Cayman Islands on November 21, 2014. The Company and its subsidiaries (collectively, the “Group”) are principally engaged in clinical stage biopharmaceutical activities focused on the development of innovative cancer therapies. The Company is under the control of Mr. Linqing Jia and Dr. Lan Huang as a couple (collectively, the “Founders”) since its incorporation.

On May 21, 2019, the Company entered into a sales agreement with Jefferies LLC (“Jefferies”) to act as an agent in selling the Company’s ordinary shares in an at-the-market (“ATM”) offering program up to an aggregate offering proceeds of $30,000 on mutually agreed terms. In July 2019, ATM offering was suspended and the Company has received an aggregate gross proceeds of $13,023 on 620,753 ordinary shares already sold in respect thereof.

On June 14, 2019 and July 3, 2019, certain investors led by Shenzhen Efung 9th Venture Investment Center (Limited Partnership) (“Efung Capital”) entered into investment agreements with Dalian Wanchunbulin Pharmaceuticals Ltd. (“Wanchunbulin”), to invest $14,537 (RMB100,000) for a total of 4.76% equity interest of Wanchunbulin. To date, the Company has received $10,083 (RMB70,000) from this equity financing.

On June 25, 2019, SEED Therapeutics Inc. (“SEED”) was incorporated in the British Virgin Islands (“BVI”) as a wholly owned subsidiary of the Company.

As at June 30, 2019, the subsidiaries of the Company are as follows:

Name of company	Place of incorporation	Date of incorporation	Percentage of ownership by the Company	Principal activities

BeyondSpring Pharmaceuticals Inc.	Delaware, United States of America (“U.S.”)	June 18, 2013	100%	Clinical trial activities

BeyondSpring Ltd.	BVI	December 3, 2014	100%	Holding company

BeyondSpring (HK) Limited	Hong Kong	January 13, 2015	100%	Holding company

Wanchun Biotechnology Limited	BVI	April 1, 2015	100%	Holding company

Wanchun Biotechnology (Shenzhen) Ltd.	The People’s Republic of China (“PRC”)	April 23, 2015	100%	Holding company

Wanchunbulin	PRC	May 6, 2015	60%	Clinical trial activities

BeyondSpring Pharmaceuticals Australia PTY Ltd. (“BeyondSpring Australia”)	Australia	March 3, 2016	100%	Clinical trial activities

Beijing Wanchun Pharmaceutical Technology Ltd. (“Beijing Wanchun”)	PRC	May 21, 2018	60%	Clinical trial activities

SEED	BVI	June 25, 2019	100%	Holding company

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

1.	Nature of the business and basis of preparation (continued)

The accompanying unaudited interim condensed consolidated balance sheet as of June 30, 2019, the unaudited interim condensed consolidated statements of comprehensive loss for the three and six months ended June 30, 2018 and 2019, the cash flows for the six months ended June 30, 2018 and 2019, and the related footnote disclosures are unaudited. These unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2018. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the three and six months ended June 30, 2019 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2019. The consolidated balance sheet as of December 31, 2018 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2018.

2.	Summary of significant accounting policies

Basis of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Going concern

According to Accounting Standards Codification (“ASC”) 205-40, Presentation of Financial Statements - Going Concern (“ASC 205-40”), management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the company’s ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date the financial statements are issued. When substantial doubt exists under this methodology, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Going concern (continued)

The Company has incurred operating losses and negative cash flows from operations since inception. To date, the Company has no product revenue and management expects operating losses to continue for the foreseeable future, and has primarily funded these losses through equity financings. The Company incurred a net loss of $15,447 during the six months period ended June 30, 2019 and has an accumulated deficit of $193,405 as of June 30, 2019. Net cash used in operations was approximately $13,103 for the six months period ended June 30, 2019, the Company had $674 of cash on hand, with current liabilities amounting to $18,919. Losses are anticipated in the ongoing development of the Company’s business and therefore there can be no assurance that the Company will be able to achieve profitability.

The continuing operations of the Company is depending upon the Company’s ability to obtain necessary financing to fund its working capital requirement. In order to enable the Company to operate as a going concern in the foreseeable future, the Company has implemented series of financing programs to raise additional funds to meet its operating needs. Subsequent to June 30, 2019, the Company received approximately $7,036 in net proceeds from the ATM offering, $32,428 in net proceeds from a public offering, and $10,083 in net proceeds from the equity financing of Wanchunbulin. The Company anticipates that its current available financial resources, which includes the proceeds from the above financing programs, will enable it to meet with its expected spending in operational expenses and capital expenditures at least one year after the date that the financial statements are issued.

Therefore, the management believes that the substantial doubt about the Company’s ability to continue as a going concern within one year after the date these financial statements are issued has been alleviated. These financial statements have been prepared on a going concern basis.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in these financial statements include, but are not limited to share-based compensation, clinical trial accrual, valuation allowance for deferred tax assets, estimating of useful life for property and equipment and estimating the incremental borrowing rates for operating lease liabilities. Estimates are periodically reviewed in light of changes in circumstances, facts and experiences. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Government grants

Government grants relating to assets are recognized in the consolidated balance sheets upon receipt and amortized as other income over the weighted average useful life of the related assets. Government grants relating to income that involves no conditions or continuing performance obligations of the Company are recognized as other income upon receipt.

Fair value measurements

The Company applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1— Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2— Other inputs that are directly or indirectly observable in the marketplace.

•	Level 3— Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial instruments of the Company primarily include cash, due from related parties, due to related parties, accounts payable and long-term loans. Except for the long-term loans, the carrying values of these financial instruments approximated their fair value due to their short term nature as of December 31, 2018 and June 30, 2019.

As of June 30, 2019, the total carrying amount of long-term loans was $2,913, compared with an estimated fair value of $2,825. The fair value of the long-term debt is estimated by discounting cash flows using interest rates currently available for debts with similar terms and maturities (Level 2 fair value measurement).

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Leases

The Company determines if an arrangement is a lease at inception. The Company has lease agreements with lease and non-lease components, which are accounted for as a single lease component based on the Company’s policy election to combine lease and non-lease components for its leases. Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842-20-25. The Company’s lease portfolio consists entirely of operating leases as of June 30, 2019. The Company’s leases do not contain any material residual value guarantees or material restrictive covenants.

At the commencement date of a lease, the Company determines the classification of the lease based on the relevant factors present and records right-of-use (“ROU”) assets and lease liabilities. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and lease liabilities are calculated as the present value of the lease payments not yet paid. Variable lease payments not dependent on an index or rate are excluded from the ROU asset and lease liability calculations and are recognized in expense in the period which the obligation for those payments is incurred. As the rate implicit in the Company’s leases is not typically readily available, the Company uses an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. This incremental borrowing rate reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. ROU assets include any lease prepayments and are reduced by lease incentives. Operating lease expense for lease payments is recognized on a straight-line basis over the lease term. Lease terms are based on the non-cancelable term of the lease and may contain options to extend the lease when it is reasonably certain that the Company will exercise that option.

Operating leases are included in operating lease right-of-use assets and lease liabilities on the condensed consolidated balance sheets. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities.

Leases with an initial lease term of 12 months or less are not recorded on the condensed consolidated balance sheets. Lease expense for these leases is recognized on a straight-line basis over the lease term.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Recent accounting pronouncements

New accounting standard that have been implemented

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-2, Leases. Subsequently, the FASB issued ASU 2018-1, Land Easement Practical Expedient, which provides an optional transition practical expedient for land easements, ASU 2018-10, Codification Improvements to Topic 842, Leases, which clarifies certain aspects of the guidance issued in ASU 2016-2; ASU 2018-11, Leases (Topic 842): Targeted Improvements, which provides an additional transition method and a practical expedient for separating components of a contract for lessors, ASU 2018-20, Leases (Topic 842)- Narrow-Scope Improvements for Lessors, which allows certain accounting policy elections for lessors; and ASU 2019-1, Leases (Topic 842): Codification Improvements, which clarifies certain aspects of the guidance (collectively, the “Lease ASUs”). The Lease ASUs require lessees to recognize assets and liabilities related to lease arrangements longer than 12 months on the balance sheet. This standard also requires additional disclosures by lessees and contains targeted changes to accounting by lessors. The updated guidance was effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. Leases will be classified as finance or operating, with the classification affecting the pattern and classification of expense recognition. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous GAAP. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial adoption. The guidance permits entities to choose to use either its effective date or the beginning of the earliest period presented in the financial statements as its date of initial application.

The Company adopted the new standard effective January 1, 2019 using the modified retrospective transition approach and did not restate comparative periods. The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which permits the Company not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. Upon adoption, the Company recognized a lease liability of $3,169, with corresponding ROU assets of $3,188 based on the present value of the remaining minimum rental payments under existing operating leases. The difference between the lease liability and right-of-use asset relates to the reversal of existing prepaid rent balance of $19. The adoption of the standard did not have material impact on the Company’s condensed consolidated statements of operations or cash flows.

In June 2018, the FASB issued ASU 2018-7, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-7”). This update expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. This update also specifies that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. This update is effective in fiscal years, including interim periods, beginning after December 15, 2018. There was no material impact to the Company’s consolidated financial statements from adopting this standard.

Impact of adopted accounting standards

The cumulative effect of changes made to the Company’s condensed consolidated balance sheet as of January 1, 2019 for the adoption of the Lease ASUs were as follows:

	Balance at December 31, 2018	Adjustments due to Lease ASUs	Balance at January 1, 2019
	$	$	$
Assets:
Prepaid expenses and other current assets	292	(19)	273
Operating lease right-of-use assets	-	3,188	3,188
Liabilities:
Current portion of operating lease liabilities	-	605	605
Operating lease liabilities	-	2,564	2,564

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

3.	Property and equipment, net

Property and equipment consist of the following:

	December 31, 2018	June 30, 2019
	$	$
		(Unaudited)

Office equipment	143	141
Laboratory equipment	111	115
Motor vehicles	23	23
Leasehold improvements	109	103

	386	382
Less: accumulated depreciation	(104)	(145)

Property and equipment, net	282	237

Depreciation expenses for the three and six months ended June 30, 2018 were $8 and $20, respectively. Depreciation expenses for the three and six months ended June 30, 2019 were $23 and $41, respectively.

4.	Long-term loans

On January 21, 2019, the Company obtained a loan with a principal amount of $1,493 (RMB10,000) from a third party, which bears an annual interest rate of 15% and is guaranteed by the Founder, Mr. Linqing Jia. The original maturity date of the loan was April 20, 2019, which was extended to October 20, 2020 pursuant to a supplementary agreement entered into on April 21, 2019. The loan was repaid on August 15, 2019.

On March 28, 2019, the Company borrowed a three-year term loan with a principal amount of $1,493 (RMB10,000) from China Construction Bank, which bears an annual interest rate of 120.0% of the three-year loan interest rate quoted by the People’s Bank of China. The loan is guaranteed by the shareholder of the Company, Shenzhen Sangel Capital Management Limited Company (“Shenzhen Sangel”) and Mr. Mulong Liu, a shareholder of Shenzhen Sangel. The maturity date of the loan is March 28, 2022.

5.	Related party transactions

Loan to a related party

In December 2018, the Company provided an interest-free loan amounting to $481 to Dr. Ramon Mohanlal, the Chief Medical Officer of the Company. $100 of the loan has been repaid in February 2019 and the remaining amount was fully repaid in April 2019.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

5.	Related party transactions (continued)

Loan from related parties

In March 2019, the Company borrowed interest-free loans totaling $350 from Lan Huang, the Chief Executive Officer, Gordon Schooley, the Chief Regulatory Officer, and Yue Jia, the International Finance Manager. These loans were fully repaid on August 13, 2019.

On April 26, 2019, the Company entered into an agreement with Shenzhen Sangel Zhichuang Investment Co., Ltd., to borrow $1,000, which bears an annual interest rate of 15% and is guaranteed by the Founder, Mr. Linqing Jia. The Company drawn down the loan of $1,000 in April 2019 and the loan was fully repaid on August 15, 2019. Interest accrued for the loan was $25 as of June 30, 2019.

6.	Income taxes

There is no provision for income taxes because the Company and its subsidiaries were in a cumulative loss position for the three and six months ended June 30, 2018 and 2019.

The Company recorded a full valuation allowance against deferred tax assets for all periods presented. No material unrecognized tax benefits and related interest and penalties were recorded in any of the periods presented.

7.	Equity (deficit)

The movement of equity (deficit) is as follows:

	BeyondSpring Inc.’s shareholders
			Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive (loss) gain	Subtotal	Non controlling interests	Total equity (deficit)

	Ordinary share
	Shares	Amount
		$	$	$	$	$	$	$
Balances at January 1, 2019 (audited)	23,184,612	2	170,950	(178,760)	42	(7,766)	(1,616)	(9,382)
Issuance of ordinary shares	309,868	-	5,429	-	-	5,429	-	5,429
Share-based compensation	100,000	-	1,287	-	-	1,287	-	1,287
Capital injection shared by Noncontrolling interests	-	-	(578)	-	-	(578)	578	-
Foreign currency translation adjustment loss	-	-	-	-	34	34	(3)	31
Net loss	-	-	-	(14,645)	-	(14,645)	(802)	(15,447)

Balances at June 30, 2019 (unaudited)	23,594,480	2	177,088	(193,405)	76	(16,239)	(1,843)	(18,082)

Balances at January 1, 2018 (audited)	22,530,702	2	151,147	(123,891)	(182)	27,076	960	28,036
Issuance of ordinary shares	-	-	13,345	-	-	13,345	-	13,345
Share-based compensation	-	-	5,191	-	-	5,191	2	5,193
Foreign currency translation adjustment gain	-	-	-	-	82	82	22	104
Net loss	-	-	-	(25,822)	-	(25,822)	(1,046)	(26,868)

Balances at June 30, 2018 (unaudited)	22,530,702	2	169,683	(149,713)	(100)	19,872	(62)	19,810

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

8.	Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company’s PRC subsidiaries make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were $14 and $26 for the three and six months ended June 30, 2018 and were $18 and $39 for the three and six months ended June 30, 2019, respectively.

9.	Net loss per share

Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows:

	Three months ended June 30,		Six months ended June 30,
	2018	2019	2018	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Numerator:
Net loss attributable to BeyondSpring Inc. —basic and diluted	(12,166)	(7,352)	(25,822)	(14,645)

Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted	22,397,442	23,094,161	22,342,822	23,061,941

Net loss per share —basic and diluted	(0.54)	(0.32)	(1.16)	(0.64)

The effects of restricted shares and share options were excluded from the calculation of diluted earnings per share as their effect would have been anti-dilutive during the three and six months ended June 30, 2018 and 2019.

10.	Lease

The Company has operating lease for offices in the United States and China with remaining lease term of approximately 4.6 years and 1 year, respectively. The operating lease in China includes option to extend the leases that have not been included in the calculation of the Company’s lease liabilities and ROU assets. Total lease expenses were $142 and $210 for the three and six months ended June 30, 2018 and were $195 and $397 for the three and six months ended June 30, 2019, respectively.

Supplemental balance sheet information related to leases was as follows:

As of June 30, 2019
$

Operating lease ROU asset	2,855

Current portion of operating lease liabilities	535
Operating lease liabilities	2,264
Total lease liabilities	2,799

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

10.	Lease (continued)

Maturities of operating lease liabilities are as follows:

$

Six months ending December 31, 2019	249
Year ending December 31, 2020	780
Year ending December 31, 2021	786
Year ending December 31, 2022	789
Year ending December 31, 2023	793
Total lease payments	3,397
Less imputed interest	(598)

Present value of lease liabilities	2,799

Other supplemental information related to leases is summarized below:

Six months ended June 30, 2019
$
Operating cash flows used in operating lease	434

As of June 30,
2019

Weighted average remaining lease term (years)	3.81
Weighted average discount rate	9.05%

The Company adopted the Lease ASUs effective January 1, 2019 and did not restate prior periods. The undiscounted future minimum payments under non-cancelable operating leases as of December 31, 2018, prior to the adoption of the Lease ASUs was as follows:

$

Year ending December 31, 2019	792
Year ending December 31, 2020	798
Year ending December 31, 2021	786
Year ending December 31, 2022	789
Year ending December 31, 2023	793

Total	3,958

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 (Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

11.	Share-based compensation

During the six months ended June 30, 2019, the Company granted 100,000 restricted shares to an employee, of which 50,000 restricted shares contain service vesting conditions and 50,000 restricted shares contain performance conditions.

The following table summarizes total share-based compensation expense recognized for the three and six months ended June 30, 2018 and 2019:

	Three months ended June 30,		Six months ended June 30,
	2018	2019	2018	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Research and development	978	220	5,851	376
General and administrative	14	696	(658)	911

Total	992	916	5,193	1,287

12.	Subsequent event

On May 21, 2019, the Company entered into a sales agreement with Jefferies to act as an agent in selling the Company’s ordinary shares in an ATM offering program up to an aggregate offering proceeds of $30,000 on mutually agreed terms. In July 2019, ATM offering was suspended and the Company has received an aggregate gross proceeds of $13,023 on 620,753 ordinary shares already sold in respect thereof.

On June 14, 2019 and July 3, 2019, certain investors led by Efung Capital entered into investment agreements with Wanchunbulin, to invest $14,537 (RMB100,000) for a total of 4.76% equity interest of Wanchunbulin. To date, the Company has received $10,083 (RMB70,000) from this equity financing.

On July 15, 2019, the Company entered into an agreement with the noncontrolling shareholder of the Company, Dalian Wanchun Biotechnology Co., Ltd., to borrow a one-year interest free loan of $1,978 (RMB13,600). The Company has repaid such loan by the date of these financial statements.

In July 2019, the Company completed a public offering, led by Decheng Capital, of the issuance of 2,058,825 ordinary shares of the Company at $17.00 per share for gross proceeds of $35,000.